Filed Pursuant to Rule 424(b)(3)
Registration No. 333-258754
COTTONWOOD COMMUNITIES, INC.
SUPPLEMENT NO. 11 DATED JUNE 16, 2025
TO THE PROSPECTUS DATED OCTOBER 21, 2024

This document supplements, and should be read in conjunction with, the prospectus of Cottonwood Communities, Inc. dated October 21, 2024 as supplemented by supplement no. 9 dated April 17, 2025 and supplement no. 10 dated May 16, 2025. As used herein, the terms “we,” “our” and “us” refer to Cottonwood Communities, Inc. and, as required by context, Cottonwood Residential O.P., LP, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•the transaction price for each class of our common stock as of July 1, 2025;
•the calculation of our May 31, 2025 net asset value (“NAV”) per share, as determined in accordance with our valuation guidelines, for each of our share classes;
•information regarding our portfolio;
•updated suitability standards for New Mexico and Oregon investors;
•information regarding our distributions; and
•updated experts information.

July 1, 2025 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of July 1, 2025 (and repurchases as of June 30, 2025) is as follows:

Transaction Price (per share)
Class T	$11.5543
Class D	$11.5543
Class I	$11.5543

The transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2025. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

May 31, 2025 NAV Calculation

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.cottonwoodcommunities.com and is also available on our toll-free, automated telephone line at (888) 422-2584.

The May 31, 2025 NAV for our outstanding Class T, Class D, Class I, and Class A shares was calculated pursuant to these valuation guidelines.
Please see “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for a more detailed description of our valuation guidelines, including important disclosures regarding real property valuations, debt-related asset valuations and property management business valuations provided by Altus Group U.S. Inc. (the “Independent Valuation Advisor”). All parties engaged by us in the calculation of our NAV, including CC Advisors III, LLC, our advisor, are subject to the oversight of our board of directors. As described in our valuation guidelines, each real property is appraised by a third-party appraiser (the “Third-Party Appraisal Firm”) at least once per calendar year and reviewed by our advisor and the Independent Valuation Advisor. Additionally, the real property assets not appraised by the Third-Party Appraisal Firm in a given calendar month will be appraised for such calendar month by our Independent Valuation Advisor, and such appraisals are reviewed by our advisor.

Our Operating Partnership has certain classes or series of OP Units that are each economically equivalent to a corresponding class of shares. Accordingly, on the last day of each month, for such classes or series of OP Units, the NAV per OP Unit equals the NAV per share of the corresponding class. To the extent our Operating Partnership has classes of units that do not correspond to a class of our shares, such units will be valued in a manner consistent with our valuation guidelines. The NAV of our Operating Partnership on the last day of each month equals the sum of the NAVs of each fully-diluted outstanding OP Unit on such day. In calculating the fully-diluted outstanding OP Units we include all outstanding vested LTIP Units, unvested time-based LTIP Units and those performance-based LTIP Units that would be earned based on the internal rate of return as of such day.

Our total NAV in the following table includes the NAV of our outstanding classes of common stock as of May 31, 2025 as well as the partnership interests of the Operating Partnership held by parties other than us. The following table sets forth the components of our NAV as of May 31, 2025 and April 30, 2025:

	As of
Components of NAV*	May 31, 2025	April 30, 2025
Investments in Multifamily Operating Properties	$1,805,860,490	$2,042,287,145
Investments in Multifamily Development Properties	46,317,528	46,379,046
Investments in Real Estate-Related Structured Investments	109,728,471	105,817,304
Investments in Land Held for Development	44,113,760	44,137,861
Operating Company and Other Net Current Assets	15,481,886	14,656,317
Cash and Cash Equivalents	125,067,516	11,622,413
Secured Real Estate Financing	(1,072,515,502)	(1,193,863,975)
Subordinated Unsecured Notes	(20,490,000)	(20,490,000)
Preferred Equity	(246,127,046)	(242,431,673)
Convertible Preferred Equity	(86,916,927)	(82,089,022)
Accrued Performance Participation Allocation	—	—
Net Asset Value	$720,520,176	$726,025,416
Fully-diluted Shares/Units Outstanding	62,359,752	62,882,077

* Presented as adjusted for our economic ownership percentage in each asset.
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2025 and April 30, 2025:

	Class
	T	D	I	A	OP(1)	Total
As of May 31, 2025
Monthly NAV	$49,941,215	$5,369,271	$74,055,746	$222,204,739	$368,949,205	$720,520,176
Fully-diluted Outstanding Shares/Units	4,322,324	464,701	6,409,394	19,231,429	31,931,904	62,359,752
NAV per Fully-diluted Share/Unit	$11.5543	$11.5543	$11.5543	$11.5543	$11.5543
As of April 30, 2025
Monthly NAV	$49,949,596	$5,146,998	$76,734,414	$225,043,868	$369,150,540	$726,025,416
Fully-diluted Outstanding Shares/Units	4,326,204	445,789	6,646,075	19,491,364	31,972,645	62,882,077
NAV per Fully-diluted Share/Unit	$11.5458	$11.5458	$11.5458	$11.5458	$11.5458

(1) Includes the partnership interests of our Operating Partnership held by High Traverse Holdings, an entity beneficially owned by Daniel Shaeffer, Chad Christensen, Gregg Christensen and Eric Marlin and other Operating Partnership interests, including LTIP Units as described above, held by parties other than us.

Set forth below are the weighted averages of the key assumptions that were used by the Independent Appraisal Firms in the discounted cash flow methodology used in the May 31, 2025, valuations of our real property assets.

	Discount Rate	Exit Capitalization Rate
Operating Assets	6.78%	5.42%

* Presented as adjusted for our economic ownership percentage in each asset, weighted by gross value. The weighted averages were calculated by our advisor based on the information provided by the Independent Appraisal Firms.

A change in these assumptions would impact the calculation by the Independent Appraisal Firms of the value of our operating assets. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our operating asset values:

Sensitivities	Change	Operating Asset Values
Discount Rate	0.25% decrease	2.4%
	0.25% increase	(2.3)%
Exit Capitalization Rate	0.25% decrease	3.5%
	0.25% increase	(3.1)%

* Presented as adjusted for our economic ownership percentage in each asset.

Real Estate Investments

As of our May 31, 2025 NAV, we had a portfolio of $2.1 billion in total assets, with 79.8% of our equity value in operating properties, 2.9% in development, 12.6% in real estate-related structured investments and 4.7% in land held for development.

Suitability Standards

The following additional suitability standard for New Mexico investors in this offering supersedes and replaces the standard currently included in the prospectus and the subscription agreement.

New Mexico—Investors residing in New Mexico who are not “accredited investors” as defined by Rule 501(a) of Regulation D under the Securities Act of 1933, as amended, may not invest more than 10% of their liquid net worth in our shares, shares of our affiliates and other non-traded real estate investment trusts.

The following additional suitability standard for Oregon investors in this offering supersedes and replaces the standard currently included in the prospectus and the subscription agreement.

Oregon—In addition to general suitability standards, non-accredited Oregon investors may not invest more than 10% of their liquid net worth in us. For purposes of Oregon’s suitability standard, “liquid net worth” is defined as an investor’s total assets (excluding home, home furnishings, and automobiles) minus total liabilities. Oregon investors who meet the definition of “accredited investor” as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the limitation described in this paragraph.

Declaration of Distributions

On June 16, 2025, our board of directors declared a distribution for the month of June of $0.06083333, or $0.73 annually, reduced for any class-specific expense allocated to the class, for each class of our common stock to holders of record on June 30, 2025, to be paid in July 2025.

Experts

The statements included in this supplement under “May 31, 2025 NAV Calculation,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this supplement given the authority of such firm as experts in real estate valuations. Altus Group U.S. Inc. does not admit that it is in the category of persons whose consent is required under Section 7 of the Securities Act.
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